EXHIBIT 12.1
SEITEL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)
(Unaudited)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed charges:
Interest expense	$25,337	$25,430	$25,222	$28,213	$29,143
Capitalized interest expense	—	—	—	—	—
Portion of rental expense representative of interest factor	380	424	433	579	612
Total fixed charges	$25,717	$25,854	$25,655	$28,792	$29,755
Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$(27,820)	$(30,085)	$19,971	$23,741	$43,832
Fixed charges	25,717	25,854	25,655	28,792	29,755
Capitalized interest expense	—	—	—	—	—
Total earnings before fixed charges	$(2,103)	$(4,231)	$45,626	$52,533	$73,587
Ratio of earnings to fixed charges:
Earnings before fixed charges	$(2,103)	$(4,231)	$45,626	$52,533	$73,587
Fixed charges	25,717	25,854	25,655	28,792	29,755
Ratio of earnings to fixed charges	—	—	1.8	1.8	2.5
Amount of deficiency (if negative)	(27,820)	(30,085)	—	—	—